Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone:	819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax:	819 363-5155
Kingsey Falls (Québec) Canada J0A 1B0
www.cascades.com

Cascades releases financial results for the second quarter of 2013

Kingsey Falls, Québec, August 8, 2013 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended June 30, 2013.

Q2 2013 Highlights

•	Sales of $982 million

(compared to $914 million in Q1 2013 (+7%) and $944 million in Q2 2012 (+4%))

•	Excluding specific items

•	EBITDA of $83 million

(compared to $68 million in Q1 2013 (+22%) and $84 million in Q2 2012 (-1%))

•	Net earnings per share of $0.09

(compared to a net loss of $0.04 in Q1 2013 and net earnings of $0.05 in Q2 2012)2

•	Including specific items

•	EBITDA of $82 million

(compared to $64 million in Q1 2013 (+28%) and $77 million in Q2 2012 (+7%))

•	Net earnings per share of $0.03

(compared to a net loss of $0.09 in Q1 2013 and net earnings of $0.05 in Q2 2012)2

•	Net debt of $1,675 million (compared to $1,581 million as at March 31, 2013), including $134 million of non-recourse net debt

•	Construction completed on schedule and successful production start-up of the Greenpac containerboard mill

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the second quarter results:

“As anticipated, our performance was better than what we achieved during the first quarter and represents a significant sequential rebound as all our North American segments delivered better results. In addition to the positive impact of higher selling prices, the Containerboard sector continued to increase its manufacturing utilization rate and sales volumes. However, the demand for converted products in Canada remained weak during the quarter. The Tissue Papers sector also increased its contribution and continued to achieve successful inroads, particularly in the U.S. The Specialty Products Group significantly increased its EBITDA contribution compared to the previous quarter. Only the Boxboard Europe sector showed slightly lower results due to higher raw material costs. The weakening of the Canadian dollar positively contributed to our results in general but also resulted in higher financial leverage. As for the recycled fibre market, it remained relatively stable despite the Greenpac start-up as we successfully executed our sourcing strategy.”

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars)	Q2 2013	Q2 2012	Q1 2013
Packaging Products
Containerboard	33	23	25
Boxboard Europe	10	11	11
Specialty Products	16	15	11

Tissue Papers	33	39	29

Corporate Activities	(9)	(4)	(8)

OIBD excluding specific items	83	84	68

Note 1 - Refer to section “Supplemental information on non-IFRS measures”.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q2 2013	Q2 2012	Q1 2013
Sales	982	944	914
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	83	84	68
Operating income	39	37	24
Net earnings (loss) [2]	8	5	(4)
per common share [2]	$0.09	$0.05	$(0.04)
Cash flow from continuing operations (adjusted)	41	40	46
Margin (OIBD or EBITDA)	8.5%	8.9%	7.4%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	82	77	64
Operating income	38	29	20
Net earnings (loss) [2]	2	5	(8)
per common share [2]	$0.03	$0.05	$(0.09)
Cash flow from continuing operations (adjusted)	41	37	46

Note 1 - Refer to section “Supplemental information on non-IFRS measures”.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

Results analysis for the three-month period ended June 30, 2013 (compared to the same period last year)

In comparison with the same period last year, sales increased by 4% to $982 million as a result of higher volumes in the U.S. and favorable exchange rates which more than offset lower average selling prices.

Operating income, excluding specific items, increased from $37 million during Q2 2012 to $39 million for the second quarter of 2013. In addition to the above-mentioned factors, lower energy costs and the impact of plant closures positively contributed to results and helped to offset higher production and administrative expenses. Compared to the second quarter of 2012, our Tissue Papers Group recorded lower operating income due to higher costs and lower selling prices. The operating income for our Boxboard Europe was slightly lower as well due to price erosion in virgin grades. Our Containerboard Group improved its operating income due to higher volumes and lower production costs. Finally, the costs related to corporate activities increased due to the fact that costs related to the implementation of our new ERP system are no longer capitalized.

When including specific items, operating income amounted to $38 million in comparison to $29 million for the same period of last year. In the second quarter of 2013, the following specific items impacted our operating income and/or net earnings:

•	a $2 million gain on disposals and others (operating income and net earnings);

•	a $3 million unrealized loss on financial instruments (operating income and net earnings);

•	a $5 million foreign exchange loss on long-term debt and financial instruments (net earnings).

The net earnings excluding specific items amounted to $8 million ($0.09 per share) in the second quarter of 2013 compared to net earnings of $5 million ($0.05 per share) for the same period in 2012. Including specific items, the net earnings amounted to $2 million ($0.03 per share) compared to net earnings of $5 million ($0.05 per share) for the same quarter in 2012.

Results analysis for the three-month period ended June 30, 2013 (compared to the previous quarter)

In comparison to the previous quarter, sales increased by 7% to reach $982 million due to favorable foreign exchange rates, higher shipments and higher average selling prices.

Excluding specific items, operating income increased by more than 62% to reach $39 million. The same factors which explain the increase in sales, combined with lower energy costs, more than offset an increase in raw material costs. Net earnings for the second quarter of 2013 were $8 million compared to a net loss of $4 million during the previous quarter.

Net debt increased by $94 million to $1,675 million due to the exchange rate, seasonal working capital requirements and the purchase of additional shares of Reno de Medici.

For further details, see the following tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-term outlook

In commenting on the outlook, Mr. Plourde added: “Looking ahead to the remainder of the year, the level of activity in the Containerboard sector seems to be increasing as we start the third quarter and should allow us to benefit from better operating performance and a more efficient converting platform following our recent investments. In addition, the second containerboard price hike is proceeding as planned and should contribute further in the upcoming quarters. Greenpac has now produced its first paper roll and will gradually increase its production which should improve the efficiency of our converting units due to better grades of papers. Our boxboard manufacturing units in North America are not performing to our expectations and an action plan is currently being implemented to address the situation. In Europe, the performance improvement will be dependent on the success of the price increase negotiations currently underway for recycled grades. Finally, we expect our Tissue Papers Group to continue to do well. All this leads us to believe that the second half of 2013 will be better in terms of profitability. Our priority remains the improvement of our financial performance and flexibility, with the objective of reducing our debt.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid September 12, 2013 to shareholders of record at the close of business on August 30, 2013. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the second quarter of 2013, Cascades purchased for cancellation 49,600 shares at an average price of $4.91 representing an aggregate amount of approximately $0.2 million.

Lead Director

The Board of Directors of Cascades nominated Mr. George Kobrynsky as Lead Director replacing Mr. Robert Chevrier who held this position until last May.

Conference call information

Management will comment on the 2013 second quarter financial results during a conference call to be held today at 10:00 a.m.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-888-231-8191. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until August 16, 2013 by dialing 1-855-859-2056 and by using access code 12552309#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	7	20
Accounts receivable	585	513
Current income tax assets	13	22
Inventories	520	497
Financial assets	2	15

	1,127	1,067
Long-term assets
Investments in associates and joint ventures	236	222
Property, plant and equipment	1,655	1,659
Intangible assets	201	200
Financial assets	22	13
Other assets	84	70
Deferred income tax assets	117	128
Goodwill and others	337	335

	3,779	3,694

Liabilities and Equity
Current liabilities
Bank loans and advances	83	80
Trade and other payables	558	551
Current income tax liabilities	2	1
Current portion of provisions for contingencies and charges	2	6
Current portion of financial liabilities and other liabilities	16	74
Current portion of long-term debt	41	60

	702	772
Long-term liabilities
Long-term debt	1,558	1,415
Provisions for contingencies and charges	33	33
Financial liabilities	57	36
Other liabilities	244	264
Deferred income tax liabilities	65	80

	2,659	2,600

Equity attributable to Shareholders
Capital stock	482	482
Contributed surplus	17	16
Retained earnings	586	567
Accumulated other comprehensive loss	(70)	(87)

	1,015	978
Non-controlling interest	105	116

Total equity	1,120	1,094

	3,779	3,694

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2013	2012	2013	2012
Sales	982	944	1,896	1,835

Cost of sales and expenses

Cost of sales (including depreciation and amortization of $44 million for the 3-month period ( 2012—$48 million) and $88 million for the 6-month period (2012—$94 million))	838	810	1,629	1,580
Selling and administrative expense	107	100	208	194
Loss (gain) on acquisitions, disposals and others	(2)	—	3	(1)
Impairment charges and restructuring costs	—	5	—	5
Foreign exchange gain	(2)	(1)	(4)	—
Loss (gain) on derivative financial instruments	3	1	2	(1)

	944	915	1,838	1,777

Operating income	38	29	58	58
Financing expense	26	25	51	51
Interest expense on employee future benefits	3	3	6	6
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	7	(7)
Share of results of associates and joint ventures	1	(2)	(2)	(4)

Profit (loss) before income taxes	3	8	(4)	12
Provision of income taxes	—	4	1	4

Net earnings (loss) from continuing operations including non-controlling interest for the period	3	4	(5)	8
Net loss from discontinued operations for the period	—	—	—	(2)

Net earnings (loss) including non-controlling interest for the period	3	4	(5)	6
Net earnings (loss) attributable to non-controlling interest	1	(1)	1	(2)

Net earnings (loss) attributable to Shareholders for the period	2	5	(6)	8

Net earnings (loss) from continuing operations per common share
Basic	$0.03	$0.05	$(0.06)	$0.10
Diluted	$0.03	$0.05	$(0.06)	$0.10
Net earnings (loss) per common share
Basic	$0.03	$0.05	$(0.06)	$0.08
Diluted	$0.03	$0.05	$(0.06)	$0.08

Weighted average basic number of common shares outstanding	93,880,199	94,119,195	93,882,914	94,308,480

Net earnings (loss) attributable to Shareholders:
Continuing operations	2	5	(6)	10
Discontinued operations	—	—	—	(2)

Net earnings (loss)	2	5	(6)	8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Net earnings (loss) including non-controlling interest for the period	3	4	(5)	6

Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	24	—	35	(5)
Change in foreign currency translation related to net investment hedging activities	(15)	(9)	(24)	(1)
Income taxes	2	1	3	—
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(2)	(2)	(4)	3
Change in fair value of interest rate swaps	10	(7)	10	(4)
Change in fair value of commodity derivative financial instruments	(1)	3	5	1
Income taxes	(4)	3	(5)	—
Available-for-sale financial assets	—	1	—	—

	14	(10)	20	(6)
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	34	(8)	33	(18)
Income taxes	(9)	2	(9)	5

	25	(6)	24	(13)

Other comprehensive income (loss)	39	(16)	44	(19)

Comprehensive income (loss) including non-controlling interest for the period	42	(12)	39	(13)
Comprehensive income (loss) attributable to non-controlling interest for the period	4	(3)	4	(4)

Comprehensive income (loss) attributable to Shareholders for the period	38	(9)	35	(9)

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	38	(9)	35	(7)
Discontinued operations	—	—	—	(2)

Comprehensive income (loss)	38	(9)	35	(9)

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance—Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income (loss)
Net earnings (loss)	—	—	(6)	—	(6)	1	(5)
Other comprehensive income (loss)	—	—	24	17	41	3	44

	—	—	18	17	35	4	39
Dividends	—	—	(8)	—	(8)	—	(8)
Stocks options	—	1	—	—	1	—	1
Acquisition of non-controlling interest	—	—	9	—	9	(15)	(6)

Balance—End of period	482	17	586	(70)	1,015	105	1,120

	For the 6-month period ended June 30, 2012
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance—Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	—	—	8	—	8	(2)	6
Other comprehensive income (loss)	—	—	(13)	(4)	(17)	(2)	(19)

	—	—	(5)	(4)	(9)	(4)	(13)
Dividends	—	—	(8)	—	(8)	—	(8)
Redemption of common shares	(3)	1	—	—	(2)	—	(2)
Partial disposal of subsidiary to non-controlling interest	—	—	—	—	—	3	3
Acquisition of non-controlling interest	—	—	1	—	1	(2)	(1)

Balance—End of period	483	15	603	(90)	1,011	133	1,144

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	2	5	(6)	8
Net loss from discontinued operations for the period	—	—	—	2

Net earnings (loss) from continuing operations	2	5	(6)	10
Adjustments for:
Financing expense and interest expense on employee future benefits	29	28	57	57
Depreciation and amortization	44	48	88	94
Loss (gain) on acquisitions, disposals and others	(2)	—	3	(1)
Impairment charges and restructuring costs	—	2	—	2
Unrealized loss on derivative financial instruments	3	2	2	—
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	7	(7)
Provision of income taxes	—	4	1	4
Share of results of associates and joint ventures	1	(2)	(2)	(4)
Net loss (earnings) attributable to non-controlling interest	1	(1)	1	(2)
Net financing expense paid	(34)	(35)	(49)	(50)
Income taxes paid	—	(6)	(1)	(10)
Dividends received	—	—	1	—
Employee future benefits and others	(8)	(3)	(15)	(8)

	41	37	87	85
Changes in non-cash working capital components	(26)	(4)	(50)	(28)

	15	33	37	57

Investing activities from continuing operations
Investments in associates and joint ventures	(1)	—	(1)	(19)
Purchases of property, plant and equipment	(31)	(33)	(75)	(81)
Proceeds on disposals of property, plant and equipment	4	5	6	10
Change in intangible and other assets	(16)	(23)	(20)	(27)
Cash reserved for business acquisition	—	14	—	—
Business acquisition, net of cash acquired	—	(14)	—	(14)

	(44)	(51)	(90)	(131)

Financing activities from continuing operations
Bank loans and advances	(4)	(7)	1	(1)
Change in revolving credit facilities	81	61	105	142
Purchase of senior notes	(6)	—	(10)	(3)
Increase in other long-term debt	4	1	13	1
Payments of other long-term debt	(15)	(15)	(29)	(38)
Settlement of derivative financial instruments	(10)	—	(14)	—
Redemption of common shares	—	—	—	(2)
Partial disposal of a subsidiary to non-controlling interest	—	3	—	3
Acquisition of non-controlling interest including dividends paid	(19)	(1)	(19)	(1)
Dividends paid to the Corporation’s Shareholders	(4)	(4)	(8)	(8)

	27	38	39	93

Change in cash and cash equivalents during the period from continuing operations	(2)	20	(14)	19
Change in cash and cash equivalents during the period from discontinued operations	—	(2)	—	(2)

Net change in cash and cash equivalents during the period	(2)	18	(14)	17
Currency translation on cash and cash equivalents	1	—	1	—
Cash and cash equivalents—Beginning of period	8	11	20	12

Cash and cash equivalents—End of period	7	29	7	29

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2012.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	Sales
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging Products
Containerboard	335	300	633	584
Boxboard Europe	215	208	427	412
Specialty Products	196	209	385	411
Intersegment sales	(17)	(19)	(31)	(37)

	729	698	1,414	1,370
Tissue Papers	264	255	505	484
Intersegment sales and others	(11)	(9)	(23)	(19)

Total	982	944	1,896	1,835

SEGMENTED INFORMATION (CONTINUED)

	Operating income (loss) before depreciation and amortization
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging Products
Containerboard	35	17	60	41
Boxboard Europe	10	9	21	22
Specialty Products	16	15	27	26

	61	41	108	89
Tissue Papers	33	38	62	71
Corporate	(12)	(2)	(24)	(8)

Operating income before depreciation and amortization	82	77	146	152
Depreciation and amortization	(44)	(48)	(88)	(94)
Financing expense and interest expense on employee future benefits	(29)	(28)	(57)	(57)
Foreign exchange (loss) gain on long-term debt and financial instruments	(5)	5	(7)	7
Share of results of associates and joint ventures	(1)	2	2	4

Profit (loss) before income taxes	3	8	(4)	12

	Purchases of property, plant and equipment
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging Products
Containerboard	9	17	18	31
Boxboard Europe	5	5	9	10
Specialty Products	5	4	7	7

	19	26	34	48
Tissue Papers	7	4	12	12
Corporate	3	2	9	5

Total purchases	29	32	55	65
Proceeds on disposal of property, plant and equipment	(4)	(5)	(6)	(10)
Capital-lease acquisitions	(1)	—	(1)	—

	24	27	48	55
Purchases of property, plant and equipment included in trade and other payables
Beginning of period	10	10	28	25
End of period	(7)	(9)	(7)	(9)

Purchases of property, plant and equipment net of proceeds on disposals	27	28	69	71

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q2 2013	Q2 2012	Q1 2013	Q2 2013	Q2 2012	Q1 2013

As per IFRS [2]	2	5	(8)	$0.03	$0.05	$(0.09)
Specific items:
Loss (gain) on disposals and others	(2)	—	5	$(0.01)	$—	$0.04
Impairment charges	—	1	—	$—	$0.01	$—
Restructuring costs	—	4	—	$—	$0.03	$—
Unrealized loss (gain) on financial instruments	3	2	(1)	$0.03	$0.01	$(0.01)
Accelerated depreciation and amortization due to restructuring measures	—	1	—	$—	$0.01	$—
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	2	$0.04	$(0.05)	$0.02
Share of results of associates, joint ventures and non-controlling interest	—	(2)	—	$—	$(0.01)	$—
Tax effect on specific items and other tax adjustments	—	(1)	(2)	$—	$—	$—

	6	—	4	$0.06	$—	$0.05

Excluding specific items [2]	8	5	(4)	$0.09	$0.05	$(0.04)

Note 1 - Specific amounts per share are calculated on an after-tax basis.

Note 2 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q2 2013	Q2 2012	Q1 2013
Net earnings (loss) attributable to Shareholders for the period [1]	2	5	(8)
Net loss attributable to non-controlling interest	1	(1)	—
Share of loss (earnings) of associates and joint ventures	1	(2)	(3)
Provision (recovery) of income taxes [1]	—	4	1
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(5)	2
Financing expense and interest on employee future benefits [1]	29	28	28

Operating income	38	29	20
Specific items:
Loss (gain) on disposals and others	(2)	—	5
Impairment charges	—	1	—
Restructuring costs	—	4	—
Unrealized loss (gain) on financial instruments	3	2	(1)
Accelerated depreciation and amortization due to restructuring measures	—	1	—

	1	8	4

Operating income—excluding specific items	39	37	24
Depreciation and amortization, excluding specific items	44	47	44

Operating income before depreciation and amortization (OIBD or EBITDA)—excluding specific items	83	84	68

Note 1 - 2012 figures have been restated following the new IFRS standard IAS19 - Employee benefits

The following table reconciles cash flow provided by operating activities with cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	Q2 2013	Q2 2012	Q1 2013

Cash flow provided by operating activities	15	33	22
Changes in non-cash working capital components	26	4	24

Cash flow (adjusted) from operations	41	37	46
Specific items, net of current income tax
Restructuring costs	—	3	—

Excluding specific items	41	40	46

For further information:

Media:	Source:

Hugo D’Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
(819) 363-5184

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